RIVERFRONT PLAZA, EAST TOWER
951 EAST BYRD STREET
RICHMOND, VIRGINIA 23219-4074

TEL 804 • 788 • 8200
FAX 804 • 788 • 8218

THOMAS Y. HINER
DIRECT DIAL: 804-788-8279
EMAIL: thiner@hunton.com

FILE NO: 63058.000026
July 18, 2006
Mr. Joshua Ravitz
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Origen Residential Securities, Inc.
Post-Effective Amendment No. 3 to Registration Statement on Form S-3
(No. 333-117573)
Dear Mr. Ravitz:
     On behalf of Origen Residential Securities, Inc. (the “Registrant”), we file herewith Post-Effective Amendment No. 3 to the Registrant’s Registration Statement on Form S-3 (No. 333-117573). We also submit this response to the comments of the SEC Staff in your letter dated July 13, 2006. For your convenience, the full text of the Staff’s comments (including the headings and numbering from your letter) is provided below, followed, in each instance, by our response on behalf of the Registrant presented in italics. In addition, for your convenience, we enclose a blacklined version of the Registration Statement, marked to show changes responsive to the Staff’s comments and keyed to the numbering in your letter.
Registration Statement on Form S-3
General
1.	We reissue comment 4 from our letter of June 14, 2006, in part. While we note that you have deleted “catch all” language on page 15 of the base prospectus, please delete similar “catch all” language referring to “other property” that appears on the cover page and on page 28. In addition, please delete references to “other credit enhancement” on pages 15, 23, and 28 or revise to specify what those other credit enhancements are.
     The Registrant has revised the disclosure as suggested.

Division of Corporate Finance
U.S. Securities and Exchange Commission
July 18, 2006

     Base Prospectus
     General
2.	We note your response to comment 16 in our letter of June 14, 2006, in which you have deleted reference to guarantees as a form of credit enhancement on page 42. However, such references remain on pages 3, 5, 15, 23, and 28. If these references are intended to refer to Veterans Administration guarantees, as specified on page 40, then please make these references more specific. Otherwise, please delete.
The Registrant has revised the disclosure to clarify that such references relate to Veterans Administration guarantees.
     Prospectus Supplement
     Summary
3.	We reissue comment 21 from our letter of June 14, 2006. Please briefly summarize the circumstances under which assets can be added, removed, or substituted. For example, the base prospectus on pages 4, 31, 44, 50, and 68 discusses various repurchase or substitution obligations of the depositor, servicer, seller, or sponsor.
The Registrant has revised the disclosure as suggested.
The Servicer, The Subservicer and the Backup Servicer
The Servicer, page S-34
4.	We note your response to comment 24 from our letter of June 14, 2006 in which you indicate that Origen Servicing, Inc. will perform all servicing functions for Origen Financial LLC. However, on page 1 of the base prospectus you indicate that Origen Financial LLC “may act as subservicer of assets secured by properties located in certain states, pending full licensure of Origen Servicing, Inc. as a servicer in those states.” Please revise to remove this discrepancy or advise.
The Registrant has revised the disclosure to remove this discrepancy.

Division of Corporate Finance
U.S. Securities and Exchange Commission
July 18, 2006

5.	In addition, please revise the disclosure in the third-to-last paragraph on page S-35 so that it is clear whether or not Origen Servicing, Inc. was subservicer when loan performance triggers were tripped in prior securitizations sponsored by Origen Financial LLC.
The Registrant has revised the disclosure to clarify that Origen Securities, Inc. was subservicer at the time such performance triggers were tripped.
     Indenture Trustee, page S-41
6.	We reissue comment 19 from our letter of June 14, 2006, in part. While we note your new disclosure on page S-41 referencing the indenture trustee’s experience with “securitization transactions,” please revise to disclose the trustee’s prior experience serving as a trustee for asset-backed securities transactions involving similar pool assets.
The Registrant has revised the disclosure as suggested.
     Should you have additional comments or questions or require clarification of any of our responses on behalf of the Registrant, feel free to call the undersigned at (804) 788-8279 or Andrew Blanchard at (804) 788-8385.

Sincerely yours, /s/ Thomas Y. Hiner Thomas Y. Hiner
Enclosures

cc:	Mr. Mark Landschulz
Andrew J. Blanchard, Esq.